

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2020

Elaine Marion
Chief Financial Officer
EPLUS INC
13595 Dulles Technology Drive
Herndon, VA 20171

>   **Re: EPLUS INC**
>   **Form 10-K for the Fiscal Year Ended March 31, 2019**
>   **Filed May 23, 2019**
>   **File No. 1-34167**

Dear Ms. Marion:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services